April 14, 2014

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Cardica, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-194039

Dear Mr. Riedler:

In connection with the above-referenced Registration Statement, we wish to advise you that between April 11, 2014 and the date hereof we effected the distribution of approximately 560 copies of the Company’s Preliminary Prospectus dated April 11, 2014 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. EDT on April 15, 2014, or as soon thereafter as practicable.

Very truly yours,

Wedbush Securities, Inc.,

As Representatives of the several Underwriters

By: /s/ Benjamin Davey_______________

Name:       Benjamin Davey

Title:       Managing Director